FORM U-12(I)-B (THREE-YEAR STATEMENT)

                        SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C.

                           Three-Year Period Ending 2001

                       FORM U-12(I)-B (Three-Year Statement)

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
  1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A EGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

  (To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate)

                       (SEE INSTRUCTIONS ON BACK OF THIS FORM)

1.NAME AND BUSINESS ADDRESS OF PERSON FILING STATEMENT.

  Lisa J. Thibdaue, Vice President - Rates, Regulatory Affairs and Compliance Northeast Utilities Service Company
  P.O. Box 270, Hartford, Connecticut 06141-0270

2.NAME AND BUSINESS ADDRESSES OF ANY PERSONS THROUGH WHOM THE UNDERSIGNED
    PROPOSES TO ACT IN MATTERS INCLUDED WITHIN THE EXEMPTION PROVIDED BY PARAGRAPH (B) OF RULE U-71.

  None.

3.REGISTERED HOLDING COMPANIES AND SUBSIDIARY COMPANIES BY WHICH THE UNDERSIGNED
    IS REGULARLY EMPLOYED OR RETAINED.

  Northeast Utilities Service Company, a subsidiary of Northeast Utilities. The Service Company provides services for Northeast Utilities and its subsidiaries.

4.POSITION OR RELATIONSHIP IN WHICH THE UNDERSIGNED IS EMPLOYED OR RETAINED BY
    EACH OF THE COMPANIES NAMED IN ITEM 3, AND BRIEF DESCRIPTION OF NATURE OF SERVICES TO BE RENDERED IN EACH SUCH POSITION OR RELATIONSHIP.

  The undersigned is Vice President- Rates, Regualatory Affairs, and Compliance. She will represent Northeast Utilities system companies, as and when appropriate, in connection with the issuance of securities, rate matters, affiliations, acquisitions and dispositions, the licensing of hydroelectric projects, and other matters before the Securities and Exchange Commission, the Department of Energy and Congress or some of such bodies.

5.(a) COMPENSATION RECEIVED DURING THE CURRENT YEAR AND ESTIMATED TO BE RECEIVED
      OVER THE NEXT TWO CALENDAR YEARS BY THE UNDERSIGNED OR OTHERS, DIRECTLY
      OR INDIRECTLY, FOR SERVICES RENDERED BY THE UNDERSIGNED, FROM EACH OF
      THE COMPANIES DESIGNATED IN ITEM 3. (USE COLUMN (a) AS SUPPLEMENTARY STATEMENT ONLY.)

Name of Recipient   Salary or other   To be received   Person or company
                    compensation                       from whom received
                                                       or to be received
                        (a)                (b)
Lisa J. Thibdaue    To be included    To be included   Northeast Utilities
                    in supplemental   in supplemental  Service Company
                    statement.        statement.

  (b) Basis for compensation if other than salary.

6.(TO BE ANSWERED IN SUPPLEMENTARY STATEMENT ONLY.  SEE INSTRUCTIONS.)
    EXPENSES INCURRED BY THE UNDERSIGNED OR ANY PERSON NAMED IN ITEM 2, ABOVE, DURING THE CALENDAR YEAR IN CONNECTION WITH THE ACTIVITIES DESCRIBED IN
    ITEM 4, ABOVE, AND THE SOURCE OR SOURCES OF REIMBURSEMENT FOR SAME.

  (a) Total amount of routine expenses charged to client: $ none

  (b) Itemized list of all other expenses:   No other expenses.

  Date  1/23/98                               (Signed) /s/ Lisa J. Thibdaue